Exhibit 12.1

Redwood Trust, Inc.
Computation of Earnings to Fixed Charges and
Earnings to Fixed Charges and Preferred Stock Dividends Ratios
(Dollars in thousands)

	Nine Months Ended	Years Ended December 31,
	September 30, 2007	2006	2005	2004	2003	2002

Earnings
Net income before provision for income taxes	($24,533)	$137,502	$217,393	$240,632	$137,896	$56,617
Add:
Fixed Charges	499,083	701,704	757,270	431,421	202,861	91,705

Earnings available to cover fixed charges	$474,550	$839,206	$974,663	$672,053	$340,757	$148,322

Fixed charges:
Interest on indebtedness (including amortization of premiums and financing costs)	499,083	701,704	757,270	431,421	202,861	91,705

Total fixed charges:	$499,083	$701,704	$757,270	$431,421	$202,861	$91,705

Preferred stock dividends	0	0	0	0	696	3,176

Fixed charges and preferred stock dividends	$499,083	$701,704	$757,270	$431,421	$203,557	$94,881

Ratio of earnings to fixed charges	0.95	1.20	1.29	1.56	1.68	1.62
Ratio of earnings to fixed charges and preferred stock	0.95	1.20	1.29	1.56	1.67	1.56

Deficiency amount for ratios less than one:	$24,533

The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding asset backed securities issued and debt and amortization of debt premiums and discount.
The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. "Earnings" consist of consolidated income before income taxes and fixed charges.